Exhibit (a)(1)(J)
Letter to Client:

Shares of Schering AG, Berlin:	ISIN DE0007172009
Amount in Account — Schering Shares:	Shares
Compensation Offer to the outside shareholders of Schering Aktiengesellschaft, Berlin, as the result of a Domination and Profit and Loss Transfer Agreement
Dear Securities Account Client,
      A Domination and Profit and Loss Transfer Agreement (hereinafter, the “DPLTA”) pursuant to § 291 para. 1 German Stock Corporations Act [Aktiengesetz, “AktG”] was entered into on 31 July 2006 between Bayer Schering GmbH (previously Dritte BV GmbH), Leverkusen, a wholly owned subsidiary of Bayer AG, Leverkusen, (hereinafter, “Bayer Schering”) as the dominating company and Schering Aktiengesellschaft, Berlin, (hereinafter, “Schering”) as the controlled company. The shareholders meeting of Bayer Schering approved this Agreement on 22 August 2006. The extraordinary general meeting of Schering approved this Agreement on 13 September 2006. The DPLTA took effect upon its registration in the commercial register at the Local Court [Amtsgericht] Charlottenburg, Berlin, on 27 October 2006.
      According to the provisions of the DPLTA, Bayer Schering is required upon request of each outside shareholder to acquire that shareholder’s bearer shares having a proportionate amount in the share capital of EUR 1.00 per no-par share for a cash compensation in an amount of EUR 89,00 per no-par share.
      Bayer Schering declared in the general meeting of Schering on 13 September 2006 that it would increase the amount of the cash compensation of EUR 89.00 to the weighted average domestic stock exchange price per no-par share in the last three months to be determined by the Federal Financial Supervisory Authority [Bundesanstalt für Finanzdiensleistungsaufsicht, “BaFin”] pursuant to the German Takeover Act Regulation [Wertpapier Erwerbs- und Übernahmegesetz Angebotsverordnung, “WpÜG-AngebotsVO”]. The BaFin determined EUR 89.36 per no-par share as the weighted average domestic stock exchange price per no-par share of Schering for the preceding three months as of 13 September 2006 in accordance with the WpÜG-AngebotsVO (so-called minimum price).
      Accordingly, Bayer Schering now offers to pay to all outside shareholders of Schering an amount of EUR 0.36 per no-par share (hereinafter, the “Additional Payment”) in addition to the contractually agreed cash compensation of EUR 89.00 for each no-par share transferred to it under the provisions of the DPLTA upon request of an outside shareholder. The Additional Payment is payable together with the contractually agreed cash compensation under the same conditions.
      Bayer Schering will acquire, therefore, the no-par shares of each outside shareholder of Schering upon the request of the outside shareholder in exchange for a cash compensation in the total amount of
EUR 89.36 per no-par share.
      The outside shareholders who wish to make use of this cash compensation offer are requested to submit their Schering shares for the purpose of receiving the cash compensation commencing immediately by way of instructing their securities account bank to deposit the shares at Commerzbank AG, Frankfurt am Main.
      For further detailed information, reference is made to the attached announcement of the cash compensation offer.
      The registration of the DPLTA in the commercial register has not yet become final. The shareholder resolution on the Domination and Profit and Loss Transfer Agreement passed at the extraordinary general meeting of Schering held on 13 September 2006 is subject to legal challenges [Anfechtungs- und Nichtigkeitsklagen]. If the legal actions are successful and Schering is unable beforehand to obtain a legally final judgement stating that the actions filed do not prevent registration and that any defects of the shareholder resolution do not affect the validity of the registration [Freigabeverfahren], the DPLTA will be invalid. In such a case, or if the registration in the commercial register is removed for any other reason, it is conceivable that the purchase agreement resulting from the acceptance of the cash compensation offer would have to be rescinded, regardless of the legal grounds. As a result, Bayer Schering would be obligated to return each of the no-par shares transferred to it under the DPLTA to the respective outside shareholder, and the respective outside shareholder would be obligated to return the received amount of the cash compensation of EUR 89.36 per no-par share simultaneously [Zug um Zug] to Bayer Schering.
      The sale of Schering shares in the context of the cash compensation offer is free of costs and fees for the outside shareholders of Schering.
      We will not take any action without your instruction. If you do not accept the cash compensation offer you will remain a shareholder in Schering and you will have a claim for an annual guaranteed dividend in the gross amount of EUR 4.60 (currently a net amount of EUR 3.62) for each Schering share for the duration of the DPLTA. The guaranteed dividend will be paid for the first time for the fiscal year beginning on 1 January 2006. The guaranteed dividend to be paid for the fiscal year 2006 is reduced for this fiscal year by the amount which Schering may distribute as a dividend for each no-par share for the fiscal year 2006.
Yours sincerely,
[Bank                                         ]
enclosures

Declaration of Acceptance:

From:	[Securities account client ]
Securities account No.:	[ ]
ISIN:	DE0007172009
Shares:	[ ] Schering Shares
Compensation Offer to the outside shareholders of Schering Aktiengesellschaft, Berlin, as the result of a Domination and Profit and Loss Transfer Agreement
      I/ We hereby instruct you to accept in my/our name(s) the cash compensation offer of Bayer Schering GmbH for EUR 89.36 per no-par share in Schering for (please check)

☐	all of the Schering shares booked to my/our above mentioned securities account

☐	for a total of (number of shares) Schering shares booked to the above mentioned securities account
      Upon transferring my/our shares into the account of Bayer Schering GmbH, all rights related to the shares, including all claims for dividends, will pass to Bayer Schering GmbH. In addition, I/we declare that the shares are in my/our sole ownership, free of rights or title claims of third parties and are not subject to any sales restrictions. The securities account bank and Commerzbank AG are instructed and authorized, subject to release from the provision on the prohibition on contracting with oneself pursuant to § 181 German Civil Code [Bürgerliches Gesetzbuch, “BGB”], to take all necessary and appropriate measures and to issue and receive all necessary, corresponding declarations in order to carry out the cash compensation offer. In particular, Commerzbank AG and the securities account bank are authorized to implement the transfer of the Schering stock to Bayer Schering GmbH.

Place	Date	Signature(s)
Control note of the office maintaining the securities account.